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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

July 14, 2014
Re:	Comcast Corporation Amendment No. 1 to Form S-4 Filed March 23, 2014 File No. 333-194698

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:
Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Adviser
Carlos Pacho, Senior Assistant Chief Accountant
Joe Cascarano, Staff Accountant
David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Dear Mr. Spirgel:

On behalf of Comcast Corporation (“Comcast”), and as discussed on our conference call on July 8, 2014 (the “July 8th conference call”), we are submitting this letter in further response to comment 1 of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 2, 2014 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of February 12, 2014 among Comcast, Time Warner Cable Inc. (“TWC”) and Tango Acquisition Sub, Inc. (the “Merger Agreement”). This letter is intended to respond to the additional questions of the Staff raised on the July 8th conference call.

We believe it is important to note at the outset that the Merger Agreement negotiated by Comcast and TWC contemplates holding the required shareholder votes as promptly as possible after execution of the Merger Agreement, even though it was understood that receipt of regulatory approvals would follow at a later date. This approach, which is customary for transactions of this type, reflects the parties’ strongly held view that moving forward with the process and satisfying closing conditions quickly, particularly when there is a shareholder approval requirement, is important in reducing uncertainty in the eyes of various constituencies, including investors, employees, business partners and financing sources, and is a critical element in facilitating integration planning for what is a very major transaction that will affect numerous individuals and businesses. We respectfully submit that, in light of (i) the highly immaterial nature of the SpinCo and New Charter stock as a percentage of overall shareholder consideration (approximately 3%), (ii) the considerable additional disclosure proposed to be included in the Registration Statement in response to the Staff’s comments, (iii) the legal analysis provided in response to the Staff’s questions and (iv) the consistency of the most relevant precedent transactions in adopting an approach analogous to that proposed by Comcast for the Registration Statement, Comcast and TWC should be permitted to proceed with the Comcast and TWC shareholder votes promptly, as contemplated by the Merger Agreement, with a view toward achieving their important business and shareholder protection objectives.

Securities and Exchange Commission	2	July 14, 2014

1.	The SpinCo and New Charter shares proposed to be issued are not material to Comcast shareholders or TWC stockholders.

For the reasons set forth in our letter dated July 1, 2014 requesting a waiver pursuant to Regulation S-X, Rule 3-13, with respect to the additional financial statements requested by the Staff and discussed on the July 8th conference call, we continue to believe that financial statements of SpinCo and New Charter are not material to the shareholder votes on the Comcast-TWC merger and, therefore, should not be required in the Registration Statement.

a.	The SpinCo and New Charter shares proposed to be issued are an insignificant element of the overall transaction.

The SpinCo and New Charter shares to be issued to Comcast shareholders (including legacy stockholders of TWC) in connection with the divestiture transactions constitute a de minimis portion of the overall transaction value of the Comcast-TWC merger. The pie chart below presents an approximation of the market capitalization analysis based on the closing price and common stock outstanding of Comcast and TWC as of June 27, 2014:

Securities and Exchange Commission	3	July 14, 2014

Calculation1	Result

Market capitalization analysis:
Pro forma SpinCo equity value retained by Comcast/TWC shareholders divided by assumed combined Comcast/TWC market capitalization	2.2%
Pro forma New Charter equity value received by Comcast/TWC shareholders divided by assumed combined Comcast/TWC market capitalization	1.1%

A June 30, 2014 Barron’s article2 independently reached the same conclusion, stating:

We've incorporated information from Comcast recent S-4, as well as the supplemental data released on June 25…. Our conclusion is that a six- to 12-month price of $62 looks about right, including about $2 in value for Charter and SpinCo shares that Comcast shareholders will receive upon closing the transactions.

Using the Barron’s calculations, the combined $2.00 in value ascribed to the SpinCo and New Charter stock represents approximately 3.2% of the $62.00 valuation of the Comcast shares to be issued as merger consideration.

Similarly, the income, asset and investment tests of Regulation S-X, Rule 1-02(w) to the combined company result in 6.7%, 4.2% and 2.4%, respectively, levels at which Regulation S-X, Rule 11-01(a)(4) would not require pro forma financial information for the disposition of SpinCo.

In light of the foregoing, we reiterate both (i) our view that the additional financial information being sought by the Staff is not necessary for the protection of investors and (ii) our request for a waiver under Rule 3-13 if the Staff believes that the financial information is technically required by the form.

b.	Measuring the SpinCo and New Charter shares proposed to be issued relative to the combined Comcast-TWC entity is the proper measure of materiality.

On the July 8th conference call, the Staff asked whether the significance of the SpinCo and New Charter shares should be measured against one or more of Comcast, TWC or Charter, in each case as a standalone entity, rather than the combined Comcast-TWC entity. We respectfully submit that, for purposes of determining if financial statements of SpinCo and New Charter should be included in the Registration Statement, materiality should be measured against the combined Comcast-TWC entity.  The creation of SpinCo and New Charter are conditional upon the merger of Comcast and TWC. If the merger of Comcast and TWC is not completed, there will be no SpinCo and New Charter entities. There can never be a situation in which the divestiture transactions would only impact shareholders of Comcast or stockholders of TWC on a standalone basis, and thus materiality should not be evaluated by reference to pre-merger Comcast or TWC.

Furthermore, we believe that our conclusion is consistent, by analogy, with the guidance contained in the Staff’s Financial Reporting Manual, Paragraph 2025.3, which permits a registrant to use pro forma financial information for a previous significant acquisition rather than historical pre-acquisition financial statements when applying the significance tests of Regulation S-X, Rule 1-02(w).

1 These calculations assume that SpinCo will achieve its target leverage ratio of 5.0 times EBITDA. At the lowest leverage ratio permitted under the agreement – 2.5 times EBITDA – the results would increase to 3.8% and 1.9%, which is still not significant to Comcast shareholders or TWC stockholders.
2 Barron’s, “Buy Comcast Cheaper Through Time Warner Cable.”

Securities and Exchange Commission	4	July 14, 2014

With respect to measuring materiality vis-à-vis Charter, we note that Charter shareholders are not the subject of the Registration Statement. Instead, Comcast shareholders and TWC stockholders are being asked solely to vote on the Comcast-TWC merger. Evaluating materiality from the perspective of Charter shareholders is not relevant or appropriate for purposes of a disclosure document addressed to Comcast shareholders and TWC stockholders.

We do not dispute that the various transactions at issue are material to Charter shareholders. In this regard, New Charter intends to file a registration statement on Form S-4 addressed to Charter shareholders including the required financial and other information. However, for the reasons presented above, such financial information is not material to Comcast shareholders or TWC stockholders and, therefore, it is not necessary to include such financial information in the Registration Statement.

c.	Requiring full financial statements of SpinCo and New Charter in the Registration Statement will unnecessarily complicate the Registration Statement.

Given that the SpinCo and New Charter shares proposed to be issued are an insignificant element of the overall Comcast-TWC transaction from a financial reporting perspective, requiring full financial statements of SpinCo and New Charter in the Registration Statement would result in the inclusion in the Registration Statement of voluminous, unimportant information that would unnecessarily complicate the Registration Statement. The Registration Statement already includes all information necessary to allow investors to make an informed decision. Inclusion of additional financial statements – which we estimate would add 60 to 80 pages for each set of full financial statements to an already lengthy document – would not provide shareholders with meaningful incremental disclosure and would likely only overwhelm them with pages of information that is neither relevant nor material to their votes.

2.	Proposed revisions to the Registration Statement.

Comcast continues to believe that the Registration Statement contains all required information regarding the proposed spin-off and SpinCo merger and that the additional information requested by the Staff is not required by the federal securities laws or necessary for the protection of investors. Nonetheless, Comcast proposes to revise the Registration Statement to include the additional information set forth on Annex A, which we believe is responsive to the Staff’s request for additional financial information regarding SpinCo and New Charter.

The proposed illustrative financial information of SpinCo included in Annex A is intended to provide shareholders with information pertaining to the results of operations and financial position of SpinCo after giving effect to the spin-off. Insofar as Charter is an independent public company and will control the key decisions relating to New Charter’s financial position after the divestiture transactions, it is not possible for Comcast to present equivalent financial information with respect to New Charter. Instead, the proposed supplemental financial information of New Charter included in Annex A is being provided to give information about the historical results of operations and financial position of Charter and to describe certain of the significant ways that, following the divestiture transactions, the results of operations and financial position of New Charter will differ from the historical Charter information. We also note that the Registration Statement refers investors to Charter’s current publicly available securities law filings.

Securities and Exchange Commission	5	July 14, 2014

3.
Requiring the Registration Statement to include additional information regarding SpinCo and New Charter beyond that which Comcast is proposing to include would significantly delay the Comcast shareholder and TWC stockholder votes and would not serve the interests of shareholders.

As discussed with the Staff, due to the inherent difficulties in preparing carveout financial statements and the particular complexity of the proposed divestiture transactions, it is expected that the preparation of full historical and pro forma SpinCo and New Charter financial statements, together with the related Staff review process, could take up to four to six months. Accordingly, requiring that the Registration Statement include such additional information regarding SpinCo and New Charter could cause the Comcast and TWC shareholder votes to be delayed until much later in the year (as opposed to the parties’ original plan to hold the votes in July). Comcast and TWC believe that such a delay is inappropriate and potentially harmful to their businesses and a range of important constituencies, including investors, employees, business partners and financing sources.

As is typical for major transactions of this type, the parties agreed, and the Merger Agreement includes a contractual commitment, to hold the required shareholder votes as promptly as possible after execution of the Merger Agreement, even though it was understood that receipt of regulatory approvals and, thus, the closing would follow (potentially by a meaningful period of time). This approach reflects the parties’ belief that satisfying closing conditions and eliminating contingencies as quickly as possible is important in terms of demonstrating to various constituencies that the transaction is moving forward expeditiously. As a business matter, reducing uncertainty, concluding milestone events and creating momentum is critical in terms of employee relations, dealing with business partners and integration planning more generally. It also provides meaningful and important information to the financial markets with respect to the status of the transaction. The proposed Comcast-TWC merger is an extremely large and complex transaction that affects numerous individuals and businesses.  Moving forward to obtain shareholder approval (and  eliminating other contingencies) quickly – as was expressly negotiated and reflected in the Merger Agreement – is a business imperative that Comcast and TWC specifically negotiated for and which both believe is very meaningful.

A delay in the shareholder votes would also have a negative impact on Comcast’s previously announced share buyback plans. Comcast returns substantial capital to shareholders through its announced share repurchase program. In January 2014, Comcast announced an intention to repurchase a total of $3 billion of shares in 2014 and in the first quarter of 2014 Comcast repurchased $750 million of its common stock.  Comcast subsequently announced an intention to purchase an additional $2.5 billion of shares in 2014, but stated that the increase would occur after shareholder approval has been obtained from both Comcast and Time Warner Cable shareholders for the Comcast-TWC Merger. The Rule 10b-18 safe harbor for issuer repurchases does not permit increases in an issuer’s rate of repurchases from the time of public announcement of an acquisition until the target shareholder vote. A delay in the shareholder votes to much later in the year will delay Comcast’s ability to return additional capital to its shareholders.

Accordingly, we believe that delaying the shareholder votes by requiring the Registration Statement to include additional, and, in our view, highly immaterial, information regarding SpinCo and New Charter is not appropriate, is potentially damaging to a number of key Comcast and TWC business objectives (including integration planning) and does not serve the interests of shareholders.

4.	There is no current offer of SpinCo or New Charter Shares.

On the July 8th conference call, the Staff indicated that, in its view, SpinCo does not meet the conditions set forth in Staff Legal Bulletin No. 4 (“SLB 4”) and that the SpinCo shares will need to be registered on Form S-1. The Staff also requested Comcast’s analysis as to whether there is a current offer of SpinCo and New Charter shares by virtue of the Comcast and TWC shareholder votes on the Comcast-TWC merger, particularly in light of the Staff’s view that SpinCo shares should be registered on Form S-1 rather than Form 10. For the reasons set forth below, we continue to believe that the proposed spin-off does not need to be registered under the Securities Act and that Form 10 should be available for the registration of SpinCo’s shares. As indicated on the July 8th conference call, however, if the Staff continues to seek registration of the SpinCo shares on Form S-1, Comcast is prepared to acquiesce to that request. Finally, regardless of what form SpinCo’s shares are ultimately registered on, it is our view that there is no current offer of SpinCo shares.

Securities and Exchange Commission	6	July 14, 2014

a.	The proposed spin-off meets the conditions of SLB 4.

Pursuant to SLB 4, a spin-off does not need to be registered under the Securities Act if certain conditions are met. During our prior conference calls, the Staff suggested that the proposed spin-off fails to meet the requirement that the spin-off be pro rata to the parent shareholders and, therefore, SLB 4 does not apply to the proposed spin-off (a view that we believe was reiterated during the July 8th conference call).  We respectfully disagree with the Staff’s interpretation of SLB 4 and submit that the proposed spin-off does fall within the scope of SLB 4.

SLB 4 explains the pro rata condition as follows:

“When the spin-off is pro rata, the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off.  If a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares. Ordinarily, Securities Act registration would be required if a spin-off is not pro rata.” (Emphasis added.)

Here, the proposed spin-off is being made pro rata, and Comcast (including former TWC) shareholders will have the same proportionate interest in the parent and the subsidiary both before and after the spin-off. It is true that, following the spin-off, New Charter will acquire a stake in SpinCo. However, this does not alter the fact that the spin-off itself was pro rata.

The use of the term “pro rata” in SLB 4 is meant to refer to spin-offs in which all shareholders are treated equally (as is the case in the proposed spin-off), as distinguished from spin-offs in which all shareholders are not treated equally (as would be the case, for instance, in a split-off transaction in which shares of the spun-off entity are exchanged for shares of the parent company). This is made clear by the text of SLB 4, which states that “If a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares.” That is not the case with Comcast’s proposed spin-off, even taking into account New Charter’s acquisition of a stake in SpinCo: (i) Comcast shareholders’ relative interests will not change – as among themselves, they will have the same relative interests in SpinCo as they do in Comcast (i.e., a Comcast shareholder who holds twice as many shares as another Comcast shareholder will also hold twice as many SpinCo shares as that other Comcast shareholder); and (ii) no Comcast shareholders are giving up value for the spun-off shares. Accordingly, the proposed Comcast spin-off is being made pro rata within the meaning of SLB 4.

This conclusion is confirmed by the treatment of prior “sponsored spin” transactions in which a company undertakes a pro rata spin-off to its shareholders and, promptly thereafter and pursuant to a pre-existing agreement, a third party acquires a minority interest in the spun-off entity. By way of example, in Lucent’s 2000 spin-off of Avaya (SEC File No. 001-15951), Lucent spun-off 100% of the shares of Avaya to its shareholders. Two days following the spin-off, pursuant to a pre-existing agreement between Lucent and Warburg Pincus, Warburg Pincus acquired Avaya preferred stock that was convertible into Avaya common stock, as well as warrants to purchase Avaya common stock. As a result of Warburg Pincus’s investment, Lucent shareholders no longer owned 100% of Avaya and the shareholders’ equity interests in Avaya were no longer proportionate to their equity interests in Lucent. Nonetheless, Avaya’s common stock was registered on Form 10.

Securities and Exchange Commission	7	July 14, 2014

Similarly, in 1999, Crane Co. spun-off 100% of the shares of Huttig Building Products, Inc. (SEC File No. 001-14982). Immediately following the spin-off, Huttig acquired Rugby USA, Inc. pursuant to a pre-existing agreement in which Rugby shareholders received Huttig shares. As a result of the merger, Crane shareholders owned approximately 68% of Huttig and former Rugby shareholders owned 32% of Huttig. Huttig’s common stock was registered on Form 10.

Precedent establishes, therefore, that an after-the-fact purchase of an interest in a spun-off company in no way undermines the ability of a spin-off to qualify for use of Form 10 (rather than Form S-1), so long as the spin-off itself meets SLB 4’s “pro rata” requirement – a requirement clearly met by the proposed SpinCo transaction.

b.	Nevertheless, if the Staff continues to believe that the proposed spin-off should be registered on Form S-1, Comcast is prepared to do so at the appropriate time.

For the reasons set forth above, we continue to believe that SLB 4 applies to the spin-off and that the spin-off may be registered on Form 10. Nevertheless, if the Staff’s preference is that SpinCo shares be registered on Form S-1, Comcast will do so to accommodate that request.

c.	Regardless of whether the proposed spin-off ultimately is registered on Form 10 or Form S-1, there is no current offer of SpinCo or New Charter securities.

On the July 8th conference call, the Staff also requested additional analysis as to whether there is a current offer of SpinCo or New Charter shares, particularly in light of the Staff’s view that the spin-off requires registration on Form S-1 (rather than Form 10). For the reasons set forth below and in our prior correspondence, it is our opinion that, regardless of what form the SpinCo shares are registered on, there is no current offer of SpinCo or New Charter securities.3

i.	Comcast shareholders and TWC stockholders are being solicited to vote on, and make an investment decision solely with respect to, the Comcast-TWC merger, not the proposed divestiture transactions.

As a threshold matter, Comcast shareholders and TWC stockholders are being solicited solely to vote on the merger agreement between Comcast and TWC, which contemplates a merger of the two companies, and are not being solicited to vote on the spin-off or Charter transaction or to make an investment decision with respect to those transactions. The merger agreement between Comcast and TWC is subject to the satisfaction or waiver of certain conditions, including the receipt of applicable regulatory approvals, which may require the divestiture of certain assets. In furtherance of satisfying such condition, pursuant to the Merger Agreement, Comcast has indicated that it is prepared to divest up to three million subscribers of the combined company. The Merger Agreement does not specify any particular form of divestiture (which could take a variety of forms, including a spin-off to shareholders of Comcast and/or TWC, an exchange offer by Comcast to exchange stock of a spun-off entity for outstanding shares of Comcast common stock, a sale of assets to a third party or a combination of the foregoing).  In addition, as a corporate law matter, neither Comcast nor TWC shareholder approval is required for the SpinCo transaction, the proposed Charter transaction or, almost certainly, any other divestiture transaction.

While Comcast has entered into an agreement with Charter with respect to a series of potential divestiture transactions aimed at satisfying Comcast’s undertakings set forth in the Merger Agreement, Comcast’s agreement with Charter is subject to a number of separate and significant conditions and termination rights, including:

3 Please see our letters dated June 12, 2014 and July 1, 2014 for our additional analysis of these issues.

Securities and Exchange Commission	8	July 14, 2014

•	consummation of the Comcast-TWC merger;

•	receipt of Charter stockholder approval;

•
receipt of numerous regulatory approvals, including HSR Act clearance, approval of the FCC, approval of 100% of required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a “burdensome condition” on Charter;

•	significant financing termination rights; and

•	receipt of tax opinions.

Accordingly, the proposed divestiture transactions may or may not be completed. If the proposed transactions are not completed, then Comcast will still remain subject to its divestiture undertaking set forth in the Merger Agreement.

Two important conclusions follow:

(i)  The proposed SpinCo and Charter transactions simply are too uncertain and contingent to give rise to an “offer” at this time.

(ii)  In our view, the critical disclosure – which the parties crafted carefully and believe is the proper point of emphasis – is that shareholders should not vote on the Comcast-TWC merger assuming that the SpinCo and Charter transactions will occur, but, instead, should vote on the larger transaction understanding that a divestiture will occur, may take any number of forms and will not require subsequent Comcast or TWC shareholder approval.

ii.	The approach adopted in prior transactions and recent SEC advice confirms that there is no current offer of SpinCo or New Charter securities.

The absence of any current offer of SpinCo or New Charter securities is confirmed by the approach adopted in several analogous prior transactions, a number of which have been discussed with the Staff, including Sprint’s 2006 merger with Nextel and Ball Corporation’s 1993 transaction with Heekin Can, Inc. Each of these transactions (as well as the other transactions cited in our prior correspondence) involved a shareholder vote on a merger that, if completed, could ultimately result in voting shareholders receiving shares of a separate spun-off company, and in each case the approach taken (specifically, the absence of financial information of the spun-off company in the registration statement for shares issued in the merger and, in certain cases, including the Sprint-Nextel merger, the absence of financial information of the spun-off company in other public filings at the time of the shareholder votes) confirmed the absence of any current offer of the spun-off company by virtue of the shareholder votes.4

4 In the case of Sprint-Nextel, the spin-off was expressly contemplated by the merger agreement. Indeed, the spin-off was so integral to the Sprint-Nextel merger that the merger agreement specifically contemplated adjustments to the stock exchange ratio and the cash consideration to facilitate the post-merger spin-off. The Registration Statement in that transaction made clear that Sprint and Nextel expected and intended to spin-off Sprint’s local telecommunications business on a tax-free basis as expeditiously as possible after the completion of the merger, yet no financial information regarding the spin-off was provided. The votes on the transaction occurred on July 13, 2005 and the merger was effective as of August 12, 2005. The first filing of the Form 10 for the spin-off transaction was made on January 23, 2006.

Securities and Exchange Commission	9	July 14, 2014

The question of whether or not such a transaction involves an offer of securities of the spun-off company was specifically asked by the Staff in its review of the Ball-Heekin transaction. In response, Ball noted a number of factors why the submission of the merger vote should not be considered an offer of shares of the spun-off entity, including the uncertainty as to whether the spin-off would occur or, if it occurred, the ultimate capital and operating profile of the spun-off Company.  Ball also cited, among other reasons, the fact that Heekin shareholders were not entitled to vote on the spin-off transaction, the relatively small size of the spun-off entity as compared to Ball itself and the fact that, at the time of the shareholder vote, the entity to be spun-off did not exist as an autonomous company. Each of these factors applies equally to the proposed divestiture transactions. Ultimately the Staff granted no-action relief effectively permitting the parties to proceed with the shareholder vote without including in Ball’s Form S-4 detailed information concerning the spun-off entity or including the spun-off entity as a co-registrant, which would have been the case if there had been an offer of shares of the spun-off entity by virtue of the shareholder vote on the Ball-Heekin merger.

Notably, the conditionality with respect to the spin-off in the Ball-Heekin and Sprint-Nextel transactions and the other transactions cited in our prior correspondence (each of which remained largely within the discretion of the parent’s board of directors) was significantly less than the conditionality with respect to the proposed divestiture transactions, which involve a number of significant conditions outside Comcast’s control, including conditions the satisfaction or waiver of which will be determined by a third party. Accordingly, we submit that if there was no offer of shares in the precedent transactions, there cannot be an offer of SpinCo or New Charter shares in this case.

We believe that our view that there is no current offer of either SpinCo or New Charter shares is also consistent with advice given by the Staff in connection with another recent, analogous transaction.5 There, Company A was preparing to offer its common stock in a transaction registered under the Securities Act. A few months prior, Company A had sold certain assets to Company B, a pre-IPO company, in exchange for Company B common stock. In that sale transaction, Company A had contractually agreed promptly to distribute the Company B common stock pro rata to Company A’s stockholders once the Staff declared effective a post-effective amendment to Company B’s registration statement on Form S-1. Notwithstanding the contractual commitment to distribute the Company B shares, which was fully disclosed in Company A’s periodic reports as well as in the prospectus for the proposed public offering, the Staff agreed with company counsel that there was no current offer of Company B common stock because no record date had yet been set for the distribution. The Staff pointed out that it might be a closer question had the post-effective amendment been declared effective. A few months after Company A’s public offering, Company A distributed the Company B common stock to its stockholders, including holders of the common stock sold in the public offering.

The fact that the transaction at issue in this case involves New Charter securities (in addition to a spin-off transaction) does not change the analysis. If a spin-off involving the issuance of securities is too remote to constitute an offer, a second-step transaction subject to additional uncertainties surely cannot constitute an offer—or somehow retroactively turn the spin-off into a transaction involving an offer.

For the reasons set forth above and in our prior correspondence, it is our opinion that there is no current offer of SpinCo or New Charter shares.

5 Because the advice obtained is not publicly available, the names of the issuers in this transaction are not identified herein. We identified the specific transaction on our June 5, 2014 conference call.

Securities and Exchange Commission	10	July 14, 2014

d.	The potential use of Form S-1 to register the SpinCo shares does not alter the conclusion that there is no current offer of SpinCo shares.

The potential use of Form S-1 to register the SpinCo shares does not alter the conclusion that there is no current offer of SpinCo shares. The question of whether Form 10 or Form S-1 is the proper form for registering the SpinCo shares has no bearing on the question of whether there is a current offer of securities. While it is true that an offer of securities generally requires registration under the Securities Act, it is also true that Securities Act registration may be required for various transactions not constituting offers—stated differently, the question of whether an offer is being made is driven by the substantive analysis of the transaction under consideration, not by particular form requirements.

i.	The use of Form S-1 does not alter the conclusion that there is no current offer of SpinCo shares.

For the reasons set forth above, it is our view that Form 10 is fully available in this case. If it is not available, it is only because a technical requirement of SLB 4 is not met, with Form S-1 being the “default” form to be used in such a case. Using Form S-1 does not fundamentally change the nature of the transaction or somehow create a current offer where there would otherwise not be one.

ii.
Precedent transactions demonstrate that securities can be registered under the Securities Act and distributed to investors without there having been an offer of those securities or an investment decision by those investors.

The registration of securities under the Securities Act and the distribution of those securities to investors does not necessarily require that there be an offer of those securities or an investment decision by those investors. There are numerous examples of transactions in which securities are registered on Form S-1 and distributed, yet the distribution was not tied to any offer or any investment decision by the receiving shareholders. This is the case, for instance, when shares of a spun-off company are distributed to shareholders in a cleanup spin-off following a split-off of less than the whole company. For example, in 2008 P&G spun-off the Folgers Coffee Company pursuant to an exchange offer, which was to be followed by a pro rata distribution of any remaining unexchanged shares. The shares of Folgers Coffee Company were registered on Form S-4/S-1 (SEC File No. 333-152453). Ultimately, the exchange offer was fully subscribed and no shares were distributed pro rata to shareholders. However, if they had been, they would have been distributed pursuant to a Securities Act registration statement without the receiving shareholders having received an offer or made an investment decision.

Similarly, Geron Corporation received “restricted securities” from Asterias Biotherapeutics in exchange for certain Geron assets, which securities were subsequently distributed to Geron stockholders. There was no vote on the transaction or other investment decision made by Geron stockholders, yet the distribution by Geron of the Asterias stock was registered on Form S-1 (SEC File No. 333-187706). This is precisely the result contemplated by paragraph 4.A of SLB 4, which requires a distribution of “restricted securities” to be registered under the Securities Act.

As yet another example, in connection with Liberty Interactive Corporation’s pending spin-off of Liberty TripAdvisor Holdings, Inc., Liberty TripAdvisor has filed a registration statement on Form S-1 (SEC File No. 333-195705) to register the distribution of shares of its common stock to holders of Liberty Interactive’s Liberty Ventures common stock (one of two tracking stocks of Liberty Interactive). The spin-off appears to have been registered on Form S-1 because the distribution to holders of only one of Liberty Interactive’s two tracking stocks brings the transaction outside the scope of SLB 4, not because there is any offer of securities or investment decision. Indeed, the Form S-1 states that “No vote of Liberty [Interactive]'s stockholders is required or is being sought to authorize or effectuate the Spin-Off. No action is required of you to receive your shares of our common stock.”6

Securities and Exchange Commission	11	July 14, 2014

The examples above confirm our view that the question of whether a particular transaction involves an offer or investment decision turns on the substance of the transaction and is not driven by the precise form of registration statement used.

iii.
Notwithstanding the absence of any current offer or investment decision, Comcast shareholders and TWC stockholders will have a meaningful opportunity to decide whether or not they want to receive SpinCo and New Charter securities.

Notably, the fact that there is no current offer or investment decision by Comcast shareholders or TWC stockholders with respect to SpinCo and New Charter securities, and there will not be any future offer or investment decision with respect to those securities, does not mean that Comcast shareholders and TWC stockholders will be deprived of the opportunity to decide whether they want to receive SpinCo and New Charter securities. The structure of the proposed Charter transactions ensures that there will be a meaningful period of time between completion of the Comcast-TWC merger and any consummation of the proposed Charter transactions – at a minimum, four weeks, and very possibly significantly longer. During this period (throughout which shareholders will have full information regarding SpinCo and New Charter), Comcast shareholders (including legacy TWC stockholders) may choose to either retain their Comcast shares (and to receive SpinCo and New Charter shares if the divestiture transactions are consummated) or to dispose of their Comcast shares in the market (and not receive SpinCo and New Charter shares).

*  *  *  *  *

We respectfully request that the Staff confirm that, with the inclusion of the additional disclosure set forth in Section 2 above, the Registration Statement contains all required information with respect to the SpinCo and New Charter transactions. We note that this letter has been reviewed by Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to TWC, and they are in agreement with the analysis presented. We also note that we are continuing to seek a waiver from the Chief Accountant of Corporation Finance pursuant to Regulation S-X, Rule 3-13, in the event the Staff concludes additional financial information regarding either SpinCo or New Charter is required in the Registration Statement.

6 Other examples of spin-offs registered on Form S-1 and not involving a shareholder vote or investment decision include:

•
NACCO Industries, Inc.’s spin-off to its shareholders of 100% of Hyster-Yale Materials Handling, Inc. (SEC File No. 333-182388) (“No vote of NACCO stockholders is required in connection with this spin-off. NACCO stockholders will not be required to pay any consideration for the shares of Hyster-Yale common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their NACCO common stock or take any other action in connection with the spin-off.); and

•
Newcastle Invesment Corp.’s spin-off to its shareholders of its majority stake in New Media Investment Group Inc. (SEC File No. 333-192736) (“No action will be required of you to receive shares of Common Stock, which means that: no vote of Newcastle stockholders is required in connection with this Distribution and we are not asking you for a proxy and you are requested not to send us a proxy; you will not be required to pay for the shares of our Common Stock that you receive in the Distribution; and you do not need to surrender or exchange any of your shares of Newcastle common stock in order to receive shares of our Common Stock, or take any other action in connection with the spin-off.”).

Securities and Exchange Commission	12	July 14, 2014

Please contact the undersigned at (212) 450-4089 or David L. Caplan at (212) 450-4156 or Bruce Dallas at (650) 752-2022 should you require further information or have any questions.

Sincerely yours,

/s/ William J. Chudd

William J. Chudd

cc:	Mark Kronforst Chief Accountant, Division of Corporation Finance Securities and Exchange Commission
cc:	Arthur R. Block, Esq. Senior Vice President, General Counsel and Secretary Lawrence J. Salva, Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation
cc:	David L. Caplan, Esq. Bruce K. Dallas, Esq. Davis Polk & Wardwell LLP
cc:	Michael Titta Deloitte & Touche LLP
cc:	Marc Lawrence-Apfelbaum, Esq. Executive Vice President, General Counsel and Secretary William F. Osbourn, Jr. Senior Vice President and Controller Time Warner Cable Inc.
cc:	Robert B. Schumer, Esq. Ariel J. Deckelbaum, Esq. Ross A. Fieldston, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP
cc:	Wayne Carnall PricewaterhouseCoopers LLP

Securities and Exchange Commission	July 14, 2014

ANNEX A

PROPOSED REVISIONS TO THE REGISTRATION STATEMENT

[SEE ATTACHED]

Securities and Exchange Commission	A-2	July 14, 2014

[The following section is to be added within “Divestiture Transactions” section of the Registration Statement after “Voting Agreement”]

Supplemental Illustrative SpinCo and New Charter Information

As discussed above, on April 25, 2014, Comcast entered into the transactions agreement with Charter, which contemplates three transactions: (1) a contribution, spin-off and merger transaction, (2) an asset exchange and (3) a sale of assets, all of which are subject to a number of conditions. Subject to the satisfaction or waiver of those conditions, the divestiture transactions are expected to occur substantially contemporaneously with each other.  While the divestiture transactions will be consummated as promptly as practicable following completion of the merger, under the terms of the transactions, they will not be consummated until at least four weeks, and possibly longer, after the merger.  Upon the closing of the divestiture transactions, Comcast shareholders (including any legacy TWC stockholders who received shares of Comcast Class A common stock in the merger) who continue to hold such shares after the merger and through the record date for the divestiture transactions will receive SpinCo shares and New Charter shares representing a small portion of a shareholder’s investment in the combined Comcast-TWC entity following the SpinCo merger.

The chart below presents the illustrative relative equity value of a share of Comcast Class A common stock, and the shares of SpinCo and New Charter that will be held by Comcast shareholders (including legacy TWC stockholders) who continue to hold such shares after the merger and through the record date for the divestiture transactions after giving effect to the spin-off transaction and the SpinCo merger. No assurances, however, can be given as to the equity market capitalization of any of the combined Comcast-TWC entity, SpinCo or New Charter or the actual value of shares of common stock in any of these entities prior to, at or following the divestiture transactions.

The chart above was prepared by multiplying the closing prices and common shares outstanding as of June [27], 2014 of Comcast and TWC, resulting in Comcast having an equity market capitalization of $[140.7] billion, TWC having an equity market capitalization of $[41.1] billion and  the combined Comcast-TWC entity having an equity market capitalization of $181.8 billion. As further described in the unaudited pro forma financial information included in “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus and, for purposes of the supplemental illustrative SpinCo information below, the enterprise value of SpinCo and the aggregate SpinCo indebtedness are assumed to be $14.7 billion and $8.8 billion, respectively, resulting in an assumed fair value of SpinCo equity capitalization of $5.9 billion. Assuming Comcast shareholders retain 67% of SpinCo equity and receive New Charter shares equal to the 33% interest in SpinCo to be held by New Charter, following the closing of the divestiture transactions, the SpinCo and New Charter equity interests would represent approximately 2% and 1% of the Comcast shareholder’s total investment, with approximately 97% relating to the retained interest in the merged Comcast-TWC entity. As noted above under “— Contribution and Spin-off”, if as a result of the debt-for-debt exchange, the SpinCo leverage is less than 2.5 times 2014 EBITDA of the SpinCo cable systems (as such term is defined by SpinCo’s financing sources for purposes of the financing), the divestiture transactions will be terminated. If the SpinCo leverage is 2.5 times or more but less than 5.0 times 2014 EBITDA of the SpinCo cable systems, Charter will increase the SpinCo merger consideration. If SpinCo leverage is 2.5 times, the SpinCo and New Charter equity interests would represent approximately 4% and 2% of the Comcast shareholder’s total investment, with approximately 94% relating to the retained interest in the merged Comcast-TWC entity.

Securities and Exchange Commission	A-3	July 14, 2014

Supplemental Illustrative SpinCo Information

The following supplemental unaudited illustrative condensed combined financial information of SpinCo (the “SpinCo unaudited illustrative financial information”) gives effect to the contribution and SpinCo indebtedness, the spin-off and the SpinCo merger (collectively, the “SpinCo transactions”). The SpinCo unaudited illustrative financial information does not purport to present historical or pro forma financial information of SpinCo in compliance with Article 11 of Regulation S-X, but is intended to provide readers with illustrative information pertaining to the results of operations and financial position of SpinCo subsequent to the divestiture transactions.  This illustrative information should be read in connection with “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus. The amounts presented have been prepared by Comcast using high level assumptions based on the consolidated books and records of Comcast.

The Unaudited Illustrative Condensed Combined Balance Sheet is presented as if the SpinCo transactions had occurred on March 31, 2014. The Unaudited Illustrative Condensed Combined Statements of Income for the three months ended March 31, 2014 and the year ended December 31, 2013 are presented as if the SpinCo transactions had occurred on January 1, 2013, the beginning of the earliest period presented. The SpinCo unaudited illustrative financial information is based on the historical consolidated financial statements of Comcast and the assumptions and adjustments set forth in “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus and the additional assumptions and adjustments set forth in the accompanying explanatory notes, which you should carefully review. As noted therein, audited carveout financial statements for SpinCo have not yet been completed, and the carveout financial statements will likely be materially different from the presentation in “Comcast Unaudited Pro Forma Condensed Combined Financial Statements.”

The SpinCo unaudited illustrative financial information is based on available information and assumptions that Comcast believes are reasonable, including with respect to the historical financial statements for SpinCo that are currently being prepared. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of SpinCo would have been had the SpinCo transactions occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the illustrative amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the SpinCo unaudited illustrative financial information.

Securities and Exchange Commission	A-4	July 14, 2014

SpinCo Unaudited Illustrative Condensed Combined Balance Sheet
As of March 31, 2014

	Comcast
	Cable
	Systems in	SpinCo
(in millions)	SpinCo	Indebtedness	Adjustments	Notes	SpinCo
Assets
Current Assets:
Cash and cash equivalents	$-	$600	$(600)	2a	$-
Receivables, net	152	-	-		152
Other current assets	27	-	-		27
Total current assets	179	600	(600)		179
Property and equipment, net	1,957	-	-		1,957
Franchise rights	6,231	-	-		6,231
Goodwill	1,391	-	-		1,391
Other intangible assets, net	90	-	-		90
Other noncurrent assets, net	7	-	-		7
Total assets	$9,855	$600	$(600)		$9,855
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expense related to trade creditors	$294	$-	$-		$294
Deferred revenue	3	-	-		3
Accrued expenses and other current liabilities	204	-	-		204
Current portion of long-term debt	-	-	-		-
Total current liabilities	501	-	-		501
Long-term debt, less current portion	-	8,800	-		8,800
Deferred income taxes	3,053	-	-		3,053
Other noncurrent liabilities	34	-	-		34
Commitments and contingencies
Equity:
Comcast Corporation total shareholders’ equity	6,267	(8,200)	(600)	2a	$(2,533)
Total liabilities and equity	$9,855	$600	$(600)		$9,855

Securities and Exchange Commission	A-5	July 14, 2014

SpinCo Unaudited Illustrative Condensed Combined Statement of Income
For the Three Months Ended March 31, 2014

	Comcast
	Cable
	Systems in	SpinCo
(in millions)	SpinCo	Indebtedness	Adjustments	Notes	SpinCo
Revenue	$1,134	$-	$-		$1,134
Cost and Expenses:
Programming and production	258	-	-		258
Other operating and administrative	278	-	109	2b	387
Advertising, marketing and promotion	54	-	-		54
Depreciation	130	-	-		130
Amortization	7	-	-		7
	727	-	109		836
Operating income	407	-	(109)		298
Other income (Expense):
Interest Expense	-	(121)	-		(121)
	-	(121)	-		(121)
Income before income taxes	407	(121)	(109)		177
Income tax expense	(159)	47	43	2c	(69)
Net Income	$248	$(74)	$(66)		$108

Securities and Exchange Commission	A-6	July 14, 2014

SpinCo Unaudited Illustrative Condensed Combined Statement of Income
For the Three Months Ended December 31, 2013

	Comcast
	Cable
	Systems in	SpinCo
(in millions)	SpinCo	Indebtedness	Adjustments	Notes	SpinCo
Revenue	$4,557	$-	$-		$4,557
Cost and Expenses:
Programming and production	971	-	-		971
Other operating and administrative	1,152	-	439	2b	1,591
Advertising, marketing and promotion	241	-	-		241
Depreciation	518	-	-		518
Amortization	34	-	-		34
	2,916	-	439		3,355
Operating income	1,641	-	(439)		1,202
Other income (Expense):
Interest Expense	(1)	(484)	-		(485)
	(1)	(484)	-		(485)
Income before income taxes	1,640	(484)	(439)		717
Income tax expense	(640)	189	172	2c	(279)
Net Income	$1,000	$(295)	$(267)		$438

Securities and Exchange Commission	A-7	July 14, 2014

Notes to SpinCo Unaudited Illustrative Financial Information

Note 1. Basis of Presentation

The accompanying SpinCo unaudited illustrative financial information is intended to illustrate the effect of the SpinCo transactions on the consolidated financial position and results of operations of SpinCo based on the historical financial statements and accounting records of Comcast after giving effect to the illustrative adjustments as described in these notes. The columns entitled “Comcast Cable Systems in SpinCo” and “SpinCo Indebtedness” are taken directly from those columns as set forth in the “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus and should be read in conjunction with the notes accompanying such unaudited pro forma financial information. The SpinCo unaudited illustrative financial information does not purport to present historical or pro forma financial information of SpinCo in compliance with Article 11 of Regulation S-X, but is intended to provide readers with illustrative information pertaining to the results of operations and financial position of SpinCo subsequent to the divestiture transactions.

The Unaudited Illustrative Condensed Combined Balance Sheet gives effect to the SpinCo transactions as if they had occurred on March 31, 2014, and the Unaudited Illustrative Condensed Combined Statements of Income for the three months ended March 31, 2014 and the year ended December 31, 2013 give effect to the SpinCo transactions as if they had occurred on January 1, 2013, the beginning of the earliest period presented.

Items Not Adjusted in the Unaudited Illustrative Financial Information

The Unaudited Illustrative Condensed Combined Statements of Income do not include any material nonrecurring charges that might arise as a result of the SpinCo transactions, including supplemental management bonuses.

No adjustment was made to reflect the estimated incremental programming costs that may be incurred by SpinCo subsequent to the SpinCo transactions. In the SpinCo unaudited illustrative financial information, the programming expenses in the “Comcast Cable Systems in SpinCo” column reflect SpinCo’s allocated share of programming costs, which are based on rates in Comcast’s national arrangements with content providers. SpinCo’s programming costs on a stand-alone basis will depend on the rates that Charter may pass on to SpinCo under Charter’s agreements with content providers or that SpinCo negotiates with content providers, and SpinCo’s programming costs will likely materially increase from its costs under the Comcast arrangements due to benefits attributable to Comcast’s scale. As a result, it is expected that SpinCo’s actual programming expenses will differ materially from the amounts included herein.

The SpinCo transactions may result in changes in SpinCo’s tax rate used to determine deferred income taxes due to changes in apportionment factors related to state income taxes. Any changes in SpinCo’s deferred taxes as a result of the SpinCo transactions will be reflected in income as of the spin-off date. The SpinCo unaudited illustrative financial information does not include the impact of any such changes on SpinCo’s existing deferred tax assets and liabilities, as the analysis is not complete.

Note 2. SpinCo Illustrative Adjustments

The SpinCo unaudited illustrative financial information reflects the following adjustments related to the SpinCo transactions:

(a)
Cash and cash equivalents. Adjustment to reflect the use of cash proceeds from the issuance of $600 million of other bank debt which will be used for general corporate purposes, including costs associated with the SpinCo transactions.

Securities and Exchange Commission	A-8	July 14, 2014

(b)
Other operating and administrative. Adjustment to reflect the estimated fee for services received from Charter and estimated corporate overhead costs. Following the SpinCo transactions, SpinCo will enter into a services agreement with Charter pursuant to which Charter will provide certain services to SpinCo, including but not limited to corporate services, network operations, engineering and information technology support, voice operations, field operations, customer service, billing and collections, product support, marketing, sales, business intelligence and intellectual property licensing. In exchange for providing such services, SpinCo will pay Charter a reimbursement of a proportionate allocation of such costs plus a service fee of 4.25% of SpinCo’s revenues. Based on the unaudited illustrative SpinCo total revenue for the three months ended March 31, 2014 and the year ended December 31, 2013, the service fee would be approximately $48 million and $194 million, respectively. In addition, the adjustment includes an estimated $61 million and $245 million of costs for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, associated with shared Comcast functions and other administrative allocations that SpinCo will need to replicate once the SpinCo transactions have occurred.

(c)
Income taxes. Adjustment to reflect the income tax expense impact of the illustrative adjustments was determined by applying an estimated statutory tax rate of 39% to the pre-tax amount of the illustrative adjustments.

Securities and Exchange Commission	A-9	July 14, 2014

Supplemental Illustrative New Charter Information

The following supplemental financial information is being provided to give information about the historical results of operations and financial position of Charter and to describe certain of the ways that, following the divestiture transactions and the SpinCo merger, the results of operations and financial position of New Charter will differ significantly from the historical Charter financial information.  This supplemental financial information should be read in connection with “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus.

Comcast and TWC are  not related to Charter, do not have access to Charter’s books and records and do not know how Charter intends to operate New Charter following the divestiture transactions and the SpinCo merger.  As such, this supplemental information on New Charter is based only on information available to Comcast and TWC and does not purport to represent (i) how Charter would prepare or present its own financial information for New Charter or (ii) what the actual consolidated results of operations or the consolidated financial position of New Charter would have been had the divestiture transactions and the SpinCo merger occurred prior to the periods presented, or what the future consolidated results of operations or consolidated financial position of New Charter will be. The New Charter unaudited illustrative financial information does not purport to present historical or pro forma financial information of New Charter in compliance with Article 11 of Regulation S-X, but is intended to provide readers with illustrative information pertaining to the results of operations and financial position of New Charter subsequent to the divestiture transactions.

The historical consolidated financial statements of Charter presented below is derived from its publically available financial information included in its quarterly report on Form 10-Q and annual report on Form 10-K for the three months ended March 31, 2014 and year ended December 31, 2013, respectively.  Information provided to or filed with the SEC by Charter pursuant to the Exchange Act can be located by reference to SEC file number 001-33664, and can be accessed through www.sec.gov. Neither Comcast nor TWC makes any representation that these publicly available documents are accurate or complete.

Charter Historical Financial Information

(in millions)	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Revenues	$2,202	$8,155
Income from operations	243	925
Net income (loss)	(37)	(169)

Total assets	17,297	17,295
Long-term debt	14,090	14,181
Shareholders’ equity	127	151

Following the divestiture transactions and the SpinCo merger (the “New Charter transactions”), the New Charter financial statements will be materially different from Charter’s historical financial statements as a result of a number of factors, including but not limited to:

•
Divestiture of Charter cable systems serving approximately 1.7 million subscribers.  The table below presents unaudited pro forma financial information for these systems taken directly from the column entitled “Charter Cable Systems Acquired in the Exchange Transaction” as set forth in the “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus and should be read in conjunction with the notes accompanying such unaudited pro forma financial information:

Securities and Exchange Commission	A-10	July 14, 2014

Pro Forma (Unaudited)

(in millions)	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Revenue	$818	$3,112
Operating income	103	375
Net income	63	229
Total assets	5,590

•
Acquisition of TWC cable systems serving approximately 3.0 million subscribers.  The table below presents unaudited pro forma financial information for these systems, reflecting a preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed in the merger acquisition accounting performed by Comcast, taken directly from the column entitled “TWC Cable Systems in Exchange and Sale Transaction” as set forth in the “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus and should be read in conjunction with the notes accompanying such unaudited pro forma financial information:

Pro Forma (Unaudited)

(in millions)	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Revenue	$1,359	$5,501
Operating income	396	1,568
Net income	242	956
Total assets	20,003

•
Investment in SpinCo.  New Charter will have an estimated 33% equity interest in SpinCo, a newly formed public company spun-off from Comcast with cable systems serving approximately 2.5 million subscribers.  For purposes of the unaudited pro forma financial information included in “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus, the enterprise value of SpinCo and the aggregate SpinCo indebtedness are assumed to be $14.7 billion and $8.8 billion, respectively, resulting in a SpinCo equity value of $5.9 billion. Based on this information, a 33% interest would be valued at $1.9 billion.  A 33% share of SpinCo net income, as presented in the SpinCo unaudited illustrative financial information would be $36 million and $145 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.  As a result of the SpinCo financial statements continuing to reflect Comcast’s historical book basis in the net assets of SpinCo, the fair value of New Charter’s investment in SpinCo of $1.9 billion differs from 33% of the underlying net equity in the SpinCo unaudited illustrative financial information.  Therefore, New Charter’s share of SpinCo’s income will likely be adjusted to reflect a share of incremental depreciation and amortization expense resulting from a hypothetical allocation of purchase price to SpinCo’s net assets as of the date of the SpinCo merger.

•
SpinCo services agreement.  Following the SpinCo transactions, SpinCo will enter into a services agreement with Charter pursuant to which Charter will provide certain services to SpinCo, including but not limited to corporate services, network operations, engineering and information technology support, voice operations, field operations, customer service, billing and collections, product support, marketing, sales, business intelligence and intellectual property licensing. In exchange for providing such services, SpinCo will pay Charter a reimbursement of a proportionate allocation of such costs plus a service fee of 4.25% of SpinCo’s revenues.

•	Cost structure. As a result of the New Charter transactions, New Charter financial statements may also be impacted by changes in programming rates, additional overhead and other expenses.

•
Financing.  In connection with the acquisition of the TWC cable systems in the exchange and sale transactions, Charter will make significant cash payments to Comcast.  For purposes of the unaudited pro forma financial information included in “Comcast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] of this joint proxy statement/prospectus, the total cash purchase price paid by New Charter is estimated to be $8.2 billion, excluding any additional financing fees and expenses. Comcast anticipates that Charter will incur incremental debt in order to satisfy these payment requirements.